Filed Pursuant to Rule 433
Registration No: 333-134553

Lehman Brothers 3 Year Notes

Linked to the LBCI Equal Weight Excess Return

Indicative Terms and Conditions Dated August 28, 2007

Lehman Brothers 3 Year Notes
Linked to the LBCI Equal Weight Excess Return

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA–)

Principal Amount:	[TBD]

Security Code(s):	CUSIP: [TBD]

ISIN: [TBD]

Trade Date:	[TBD]

Issue Date:	Trade Date + 5 Business Days

Issue Price:	100% of Principal Amount

Maturity Date:

[Issue Date + 3 years], or if such date is not a Business Day, the next succeeding Business Day; provided that, if as a result of a Market Disruption Event the Valuation Date is postponed (as described below under “Market Disruption Events”) so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following the postponed Valuation Date for the affected Index Contract.

Index:

The Lehman Brothers Commodity Index Equal Weight Excess Return (also referred to herein as the LBCI Equal Weight Excess Return) calculated by the Index Sponsor, subject to adjustment in accordance with Index Adjustment below. The Index will be calculated in accordance with the methodology employed for the calculation of the Lehman Brothers Commodity Index Excess Return, except that each Index Contract (as defined below) constituting the Index will each have an equal weighting of 5% in the Index, as more fully described in “The LBCI Equal Weight Excess Return” below.

Index Sponsor:	Lehman Brothers Inc.

Valuation Date:	[Maturity Date – 4 Index Business Days], or if such day is not a scheduled Index Business Day, the immediately preceding scheduled Index Business Day; provided that if a Market Disruption Event is in effect for one or more Index Contracts on the scheduled Valuation Date, the Valuation Date may be postponed as described below under “Market Disruption Events”

Initial Index Value:	[TBD], which is the closing value of the Index on the Trade Date, as determined and published by the Index Sponsor, rounded to four decimal places

Final Index Value:

The closing value of the Index on the Valuation Date, as determined and published by the Index Sponsor (subject to the occurrence of a Market Disruption Event or an Index Unavailability Event), rounded to four decimal places

Redemption Amount:	For each $10,000 denominated note, a single U.S. dollar payment on the Maturity Date equal to $10,000 * Adjusted Performance Factor

Adjusted Performance Factor:	If the Final Index Value is greater than the Initial Index Value:

100% + [Participation Rate * (Index Performance – 1)]:

If the Final Index Value is less than or equal to the Initial Index Value but greater than or equal to the Buffer Level:

100%

If the Final Index Value is less than the Buffer Level:

20% + Index Performance

The notes are only 20% principal protected, even if held to maturity, and you may lose a substantial portion of your investment. If the Final Index Value is less than the Buffer Level, you will lose principal in proportion to the percentage by which the depreciation in the Final Index Value relative to the Initial Index Value exceeds 20%. Accordingly, in such circumstances the Redemption Amount at maturity per $10,000 denominated note may be substantially less than $10,000, and may be as little as $2,000.

Index Performance:	Final Index Value
Initial Index Value

Participation Rate:	[120%–121%]

Buffer Level:	[TBD] (equal to the Initial Index Value * 80%)

Market Disruption Event:

If a Market Disruption Event relating to one or more Index Contracts is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Index Value in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

•       for each Index Contract that did not suffer a Market Disruption Event on the scheduled Valuation Date, the settlement price on the applicable Relevant Exchange of such Index Contract on the scheduled Valuation Date, and

•       for each Index Contract that did suffer a Market Disruption Event on the scheduled Valuation Date, the settlement price of such Index Contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such Index Contract;

provided however that if a Market Disruption Event has occurred or is continuing with respect to such Index Contract on each of the eight scheduled trading days following the scheduled Valuation Date, then (a) the eighth scheduled trading day shall be deemed the Valuation Date for such Index Contract and (b) the Calculation Agent will determine the price for such Index Contract on such eighth scheduled trading day in its sole and absolute discretion, taking in to account the latest available quotation for the price of such Index Contract and any other information that in good faith it deems relevant.

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A) the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of any Index Contract;

(B) the settlement price on a Relevant Exchange of any Index Contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C) the settlement price of any Index Contract is not published by the Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1) a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2) a decision to permanently discontinue trading in an Index Contract or options or futures contracts relating to the Index or any Index Contract.

For purposes of the above, (a) “Index Contracts” means the commodities contracts then underlying the Index or any Successor Index; (b) “Relevant Exchange” means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any Successor Index; and (c) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Index Contract.

Index Unavailability Event:

If an Index Unavailability Event is in effect on the scheduled Valuation Date (and no Market Disruption Event is then in effect), the Calculation Agent will determine the Final Index Value on the Valuation Date in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Index Unavailability Event using the closing price on the Relevant Exchanges of each futures contract most recently constituting the Index.

An “Index Unavailability Event” means that the Index is not calculated and published by the Index Sponsor or any Successor Index is not calculated and published by the sponsors thereof.

Index Adjustment:

If Lehman Brothers Inc. discontinues publication of the Index and Lehman Brothers Inc. or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a “Successor Index”), then the Final Index Value will be determined by reference to the level of such Successor Index at the close of trading on the Relevant Exchange or market of the Successor Index last to close on the Valuation Date; provided, however, that the Calculation Agent, in its sole discretion, may make such adjustments as it deems necessary to the level of the Successor Index so that the level of the Successor Index reflects the same level as that of the Index before it was discontinued. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to the Issuer and to the holders of the notes.

If Lehman Brothers Inc. discontinues publication of the Index prior to, and such discontinuation is continuing on, the Valuation Date, and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Final Index Value on the Valuation Date. The Final Index Value will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuation, using the settlement prices on the Relevant Exchanges of the Index Contracts (or, if trading in the relevant futures contracts has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of trading on the Valuation Date.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is, in the good faith judgment of the Calculation Agent, changed or modified in a material respect, the Calculation Agent may (but is not obligated to) make such adjustments to the Index or Successor Index or their respective methods of calculation as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a commodity index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Final Index Value with reference to the Index or such Successor Index as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified or rebased so that the level of the Index or Successor Index is a fraction or multiple of what it would have been if it had not been modified or rebased, then the Calculation Agent will adjust the level of the Index or Successor Index in order to arrive at a level of the Index or Successor Index as if it has not been modified or rebased.

Index Business Days:	A day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange for each Index Contract then comprising the Index or any Successor Index

Business Days	New York

Calculation Agent:	Lehman Brothers Inc., the determinations and calculations of which will be binding in absence of manifest error

Underwriter:	Lehman Brothers Inc.

Denominations:	$10,000 and integral multiples of $1,000 in excess thereof

Listing:	None

Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	100.00%	1.75%	98.25%
Total

(1)                                 The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)                                 Lehman Brothers Inc. will receive commissions equal to 1.75% per note (equal to $175 per $10,000 minimum denomination), and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.  In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the Index, and you may lose a substantial portion of your principal.

The return on the notes at maturity is entirely dependent on the performance of the Index.  Because the Notes do not bear interest, the return on the Notes will depend solely on the Redemption Amount payable at maturity, and because the notes are only 20% principal protected, even if held to maturity, you may lose a substantial portion of your investment. If the Final Index Level is less than the Buffer Level on the Valuation Date — that is, if the Final Index Level has depreciated relative to the Initial Index Value by more than 20% — you will lose principal in proportion to the percentage by which the depreciation in the Final Index Value relative to the Initial Index Value exceeds 20%, and the Redemption Amount at maturity therefore that will be less than, and may be up to 80% less than, the amount of principal you invested.

Commodity prices change unpredictably, affecting the Index level and the value of your notes in unforeseeable ways.

Trading in the Index Contracts and the commodities underlying the Index Contracts is speculative and can be extremely volatile. Market prices of the Index Contracts and the commodities underlying the Index Contracts may fluctuate rapidly based on numerous factors, including:

•                  changes in supply and demand relationships;

•                  weather;

•                  agriculture;

•                  trade;

•                  fiscal, monetary and exchange control programs;

•                  domestic and foreign political and economic events and policies;

•                  disease;

•                  technological developments;

•                  changes in interest rates and growth rates in the global economy; and

•                  trading activities in commodities and related contracts, including the Index Contracts.

These factors may affect the level of the Index and the value of your notes in varying ways, and different factors may cause the value of different Index Contracts and the commodities underlying the Index Contracts, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Many economic and market factors will impact the value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the volatility or expected volatility of the Index, the Index Contracts or the commodities underlying the Index Contracts;

•                  the time to maturity of the notes (and any associated “time premium”);

•                  the market price of the Index Contracts or the commodities underlying the Index Contracts;

•                  interest rates in the market generally;

•                  a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and

•                  the credit ratings of Lehman Brothers Holdings Inc.

Risks associated with the composition of the Index may adversely affect the value of your notes.

Because the notes are linked to the Index which reflects the return on 20 different equally weighted exchange-traded Index Contracts covering physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be established based on the annual composition determined for the general Lehman Brothers Commodity Index (“LBCI”), which is in turn calculated in reliance upon historical commodity futures liquidity that is subject to potential errors in data sources or errors. Any discrepancies that require revision are not applied retroactively but will be reflected in the determinations of the Index for the following year. However, Lehman Brothers Inc. as Index Sponsor, may not discover every discrepancy. Furthermore, the annual composition of the Index is determined each year in January by the Index Sponsor, who has no obligation to take the needs of any parties to transactions involving the Index or the LBCI generally into consideration when reweighting or making any other changes to the Index or the LBCI.  Finally, although each of the 20 Index Contracts in the Index will have initial equal monthly weightings of 5%, the Index Contracts from time to time may be concentrated in a limited number of sectors, and may be more or less concentrated in particular sectors than the LBCI generally.  For instance, the general LBCI is much more concentrated than the Index in energy, while the Index is much more concentrated than the general LBCI in grains, softs and livestock. For a further discussion of the relative weightings of the Index as compared to the LBCI generally, see “The Lehman Brothers Commodity Index Equal Weight Excess Return—Index Contract Weighting and Rebalancing—Weightings”.  An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Higher future prices of the commodity futures contracts constituting the Index relative to their current prices may decrease the level of the Index, and therefore the amount payable on the notes.

The Index is composed of the Index Contracts, which are futures contracts on physical commodities, and reflects the return associated with the changes in price of the underlying Index Contracts together with the “roll yield” associated with these Index Contracts (the price changes and roll yield taken together constitute the “excess return” reflected by the Index).  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, and unlike owning the commodity directly, a commodity futures contract normally specifies a certain date for delivery of the underlying physical commodity.  A fundamental characteristic of the Index, like other commodity indices, is that as a result of being comprised of futures contracts, the Index must be managed to ensure it does not take delivery of the commodities in question.  This is achieved through a process referred to as “rolling”, under which a given Index Contract during a month in which it approaches its settlement date is rolled forward to a new contract date (i.e., the Index Contract is effectively “sold” to “buy” a longer-dated Index Contract).  For further information on the roll process for the Index and the LBCI generally, see “The Lehman Brothers Commodity Index—LBCI Return Calculations” below.

Roll yield is generated during the roll process from the difference in price between the near-term and longer-dated futures contracts.  When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation, and positive roll yield is generated when higher-priced near-term futures contracts are “sold” to “buy” lower priced longer-dated contracts.  When the opposite is true and longer-dated contracts are priced higher, the market is in contango, and negative roll yields result from the “sale” of lower priced near-term futures contracts to “buy” higher priced longer-dated contracts.  While many of the any of the commodities underlying the Index Contracts have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain commodities, such as gold, have historically traded in “contango” markets. Crude oil, which makes up 33.14 % of the Index based on its daily weighting at July 31, 2007, for example, was until recently in contango for approximately two years. Accordingly, because the level of the Index reflects the excess returns in the underlying Index Contracts, negative “roll yields” resulting from contango markets could adversely affect the level of the Index.

The return on your notes may not reflect all developments in the Index Contracts prior to the Valuation Date.

Because the Final Index Value will be based on the Index closing level on the Valuation Date, which is a single Index Business Day near the end of the term of the notes, the level of the Index or at other times during the term of the notes or at the Maturity Date could be higher than the Final Index Value. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Valuation Date.

The notes are not directly linked to the Index Contracts or any other exchange-traded futures contracts.

The notes are not linked directly to the Index Contracts or any other exchange-traded futures contracts.  The notes are linked to the Index, which, as described above, reflects the excess returns that are potentially available through an unleveraged investment in the Index Contracts.  Accordingly, the return on your notes will reflect the excess returns associated with the Index Contracts, including any positive or negative “roll yield”, and therefore will not reflect, and may be lower than, the return you would realize if the notes were linked directly to the Index Contracts or if you actually owned the Index Contracts or other exchange-traded futures contracts for a similar period.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

As sponsor of the Index, Lehman Brothers Inc., an affiliate of the Issuer, will have the authority to make determinations that could create conflicts of interest or materially affect your notes in various ways.

As further described under “The LBCI Equal Weight Excess Return” and “The Lehman Brothers Commodity Index”, both the Index and the LBCI were developed, and are owned, by Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc.  Lehman Brothers Inc. is responsible for, and has determinative influence over, the composition, calculation and maintenance of the Index and the LBCI. The judgments that Lehman Brothers Inc., as the sponsor of the Index, makes in connection with the composition, calculation and maintenance of the Index may affect the value of the notes, the Final Index Value and the Redemption Amount payable on the notes.  See “The LBCI Equal Weight Excess Return” and “The Lehman Brothers Commodity Index” for additional details on the role of Lehman Brothers Inc. as Index sponsor.

The role played by Lehman Brothers Inc., as Index Sponsor, and the exercise by it of the kinds of discretion described above could present it with a conflict of interest. Lehman Brothers Inc., in its capacity as sponsor of the Index and the LBCI, has no obligation to take your interests into consideration for any reason. Lehman Brothers Inc. may decide to discontinue calculating and publishing the Index, which would mean that, if Lehman Brothers Inc. determines that no successor index exists on the date when the Final Index Value is required to be determined, then in its capacity as calculation agent it would have the discretion to make determinations with respect to the level of the Index, which may adversely affect the value of the notes, the Final Index Value and the Redemption Amount payable on the notes.  See “Index Adjustment” above.

Suspension or disruptions of market trading in the commodity and related futures markets may require an adjustment to the calculation of the Index and may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

Certain of the events set forth above also constitute Market Disruption Events under the terms of the notes.  To the extent any Market Disruption Event occurs with respect to one or more Index Contracts and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Index Contracts will be postponed until the Market Disruption Event ceases to be in effect or, if the Market Disruption Event remains in effect for eight scheduled trading days after the Valuation Date, the Final Index Value will be determined by the Calculation Agent as described above under “Market Disruption Event”.  In the event the Valuation Date is postponed, the Final Index Value may be lower than anticipated and possibly less than the Initial Index Value or Buffer Level, which may adversely affect the Redemption

Amount or the value of your notes.  In addition, if the Valuation Date is postponed due to a Market Disruption Event as described above so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the third Business Day following the postponed Valuation Date.

Trading and other transactions by affiliates of Lehman Brothers Holdings Inc. and others in the Index Contracts and the commodities underlying the Index Contracts may affect the level of the Index.

Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc. actively trade the Index Contracts and options on futures contracts on the commodities underlying the Index Contracts. Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the Index, the Index Contracts or the commodities underlying the Index Contracts. Certain affiliates of Lehman Brothers Holdings Inc., may underwrite or issue other securities or financial instruments indexed to the Index and related indices.  Lehman Brothers Inc. and certain of its affiliates may license the Index for publication or for use by unaffiliated third parties. The markets in certain of the Index Contracts may not be traded in significant volumes and may be significantly affected by trading activities, including speculators.

Trading and underwriting activities by Lehman Brothers Holdings Inc. and its respective affiliates could adversely affect the value of the Index Contracts, the commodities underlying the Index Contracts and the level of the Index, and therefore could in turn affect the return on and the value of the notes.  For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the Index Contracts or the commodities underlying the Index Contracts in order to hedge the market maker’s position in the financial instrument may affect the market price of the Index Contracts, which in turn may affect the value of the Index. With respect to any of the activities described above, none of Lehman Brothers Holdings Inc. or its respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

Lehman Brothers Inc. may be required to replace an Index Contract if that contract is terminated or replaced.

Each Index Contract is a “Designated Contract” that has been selected as the reference contract for each commodity represented in the Index and the LBCI generally, as described under The LBCI Equal Weight Excess Return—Index Composition and Index Contract Selection” and “The Lehman Brothers Commodity Index Excess Return—Commodity Selection and Weights” below.  Data concerning these Designated Contracts will be used to calculate the Index.  If an Index Contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by Lehman Brothers Inc. as a Designated Contract to replace that Index Contract.  The termination or replacement of any Index Contract may have an adverse impact on the level of the Index.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Index Contracts, the commodities underlying the Index Contracts or other futures contracts on such commodities for the benefit of holders of the notes. The notes are not themselves commodities futures contracts, and an investment in the notes does not constitute either an investment in the Index Contracts, the commodities underlying the Index Contracts or other futures contracts on such commodities, or in a collective investment vehicle that trades in the Index Contracts, the commodities underlying the Index Contracts or other futures contracts on such commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

Because the notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, your you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Index and the commodities underlying the Index Contracts that comprise the Index

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the level of the Index, the individual Index Contracts or the commodities underlying the Index Contracts.  These views are sometimes communicated to clients who participate in markets in the Index Contracts or the commodities underlying the Index Contracts. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in markets for the Index Contracts or the commodities underlying the Index Contracts may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Index, the Index Contracts and the commodities underlying the Index Contracts and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Index or any such Index Contract or underlying commodity.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index.  Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Index, individual Index Contracts or the commodities underlying the Index Contracts constitutes a recommendation as to the merits of an investment in your notes.

The Index may in the future include Index Contracts that are not traded on regulated futures exchanges

The Index is based on the Index Contracts, which are all futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). However, it is possible that the Index could in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures  exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, could present certain risks not associated with most exchange traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

UNITED STATES FEDERAL INCOME TAX TREATMENT

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the Series I MTN prospectus supplement.

However, alternative characterizations are possible which could affect amount, character and timing of income.  For example, the IRS could assert that adjustments made to the Index result in a taxable exchange of the notes at the time of such adjustments, which could affect your holding period and the timing, amount and character of income recognized with respect to the notes.  The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES

The Redemption Amount payable on the notes at maturity equals the principal amount of the notes multiplied by the Adjusted Performance Factor, which depends on the appreciation or depreciation in the Final Index Value relative to the Initial Index Value, and in the case of depreciation, whether the Final Index Value has depreciated past the Buffer Level (equal to 80% times the Initial Index Value).  If the Final Index Value appreciates relative to the Initial Index Value, the Adjusted Performance Factor will equal the product of the Participation Rate and the percentage appreciation in the Final Index Value relative to the Initial Index Value (that is, the Index Performance minus one).  If the Final Index Value is less than or equal to the Initial Index Value but greater than or equal to the Buffer Level, the Adjusted Performance Factor will equal 100%, resulting in the return of principal invested, with no additional return.  Finally, if the Final Index Value is less than the Buffer Level, resulting in an Index Performance that is less than 80%, the Adjustment Factor will equal the sum of the Index Performance + 20%.  Accordingly, if the Final Index Value is less than the Buffer Level (that is, the Final Index Value has depreciated by more than 20%), the Redemption Amount at maturity will represent a loss of principal in proportion to the percentage by which the depreciation in the Final Index Value relative to the Initial Index Value exceeds 20%.

The table below illustrates the hypothetical Redemption Amount at Maturity per $10,000 principal amount of notes, based on hypothetical values of 120% for the Participation Rate, 104.50 for the Initial Index Value and 83.60 for the Buffer Level (each of which will be determined on the Trade Date), as well as a hypothetical series of Final Index Values and consequent range for the Index Performance from 160% to 40% (i.e., from 60% appreciation to 60% depreciation in the Final Index Value relative to the Initial Index Value).  The following results are based solely on the hypothetical examples cited; the Initial Index Value, Final Index Values and resulting Index Performance have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Index.  Numbers used in these examples have been rounded for ease of analysis.

Final Index Value	Index Performance (%)	Is Final Index Value greater than or equal to the Buffer Level?	Redemption Amount

167.20	160%	N/A	$17,200.00
156.75	150%	N/A	$16,000.00
146.30	140%	N/A	$14,800.00
135.85	130%	N/A	$13,600.00
125.40	120%	N/A	$12,400.00
114.95	110%	N/A	$11,200.00
104.50	100%	N/A	$10,000.00

94.05	90%	Yes	$10,000.00
83.60	80%	Yes	$10,000.00

73.15	70%	No	$9,000.00
62.70	60%	No	$8,000.00
52.25	50%	No	$7,000.00
41.80	40%	No	$6,000.00

Example 1: The Final Index Value is 125.40, an increase of 20% relative to the Initial Index Value of 104.50, resulting in an Index Performance of 1.2 (or 120%) and a Redemption Amount of $12,400 per $10,000 note.

Because the Final Index Value is greater than the Initial Index Value, the Redemption Amount at maturity is based on the product of the Participation Rate of 133% and the increase in the Index Performance above 100%, calculated as follows:

Redemption Amount = $10,000 * 100% + [120% * (1.2 – 1)] = $12,400

Example 2: The Final Index Value is 94.05, a decrease of 10% relative to the Initial Index Value of 104.50, resulting in an Index Performance of 0.9 (or 90%) and a Redemption Amount of $10,000 per $10,000 note.

Because the Final Index Value is less than the Initial Index Value but greater than the Buffer Level, the Redemption Amount at maturity is equal to the $10,000 principal invested, with no additional return.

Example 3: The Final Index Value is 62.70, a decrease of 40% relative to the Initial Index Value of 104.50, resulting in an Index Performance of 0.6 (or 60%) and a Redemption Amount of $8,000 per $10,000 note.

Because the Final Index Value is less than the Initial Index Value and less than the Buffer Level, the Redemption Amount at maturity is based on the sum of the 20% principal protection buffer and the Index Performance, calculated as follows:

Redemption Amount = $10,000 * ( 20% + 60%) = $8,000

HISTORICAL PERFORMANCE OF THE INDEX

As the Index was launched on February 5, 2007, the Index has little trading history, and limited actual historical information concerning the level of the Index is available.  The following graph shows (a) hypothetical daily historical levels for the Index from January 1, 2001, to February 5, 2007, calculated based on a level for the Index that was set to 100 on June 30, 2006 (to correspond to the initial levels of the general LBCI and its sub-indices, which were each set to 100 as of that date), and using the same objective criteria as will be used by the Index going forward, as well as actual observable data for the relevant Index Contracts, and (b) actual daily historical levels for the Index from February 5, 2007 to August 24, 2007.  Neither the hypothetical nor actual historical levels of the Index are indicative of the future performance of the Index, the Final Index Value, or what the value of the notes may be.  Fluctuations in the level of the Index make it difficult to predict the Final Index Value, or what the Redemption Amount will be (and whether that Redemption Amount will result in a positive return on the notes or a loss of principal).  Fluctuations in the hypothetical or actual historical levels of the Index may be greater or lesser than fluctuations experienced by the holders of the notes.

The Notes are linked to the Index, which differs from the LBCI Excess Return principally in the weightings assigned to the Index Contracts.  For illustrative purposes only, the following graph shows the pro forma and actual historical levels of the Index (determined as described above) as compared to the historical levels of the LBCI Excess Return.  The LBCI Excess Return levels shown in the graph below reflect (a) hypothetical historical levels for the LBCI Excess Return from January 1, 2001, to July 1, 2006, calculated based on the level for the LBCI Excess Return that was set to 100 on June 30, 2006,and using the same objective criteria for commodity selection and weighting as will be used by the LBCI Excess Return going forward, together with actual observable data for the relevant Index Contracts, and (b) the historical levels for the LBCI Excess Return from July 1, 2006, to August 24, 2007.

**LBCI Equal Weight Excess Return vs.
LBCI Excess Return**

140
120
100
80
60
40
20
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1/1/2001
7/1/2001
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LBCIEW
LBCIER

THE LBCI EQUAL WEIGHT EXCESS RETURN

The Lehman Brothers Commodity Index Equal Weight Excess Return (the “Index”) was launched on February 5, 2007 and is a variant of the Lehman Brothers Commodity Index Excess Return (the “LBCI Excess Return”), which was launched by Lehman Brothers Inc. as part of the general launch of the Lehman Brothers Commodity Index (the “LBCI”) on July 1, 2006. For a description of the LBCI and the LBCI Excess Return generally, see “The Lehman Brothers Commodity Index” below. The initial level of the Index was set to 100 as of June 30, 2006, to correspond to the initial levels of the general LBCI and its sub-indices, which were each set to 100 as of that date.

Index Composition and Index Contract Selection

The Index Contracts included in the Index in any year will be the same Index Contracts included in the general LBCI, which Index Contracts in turn are selected based on the liquidity criteria described in “The Lehman Brothers Commodity Index—Commodity Selection and Weights—Selecting Commodities for the LBCI Based on Liquidity”

The 20 commodities currently represented by Index Contracts in both the LBCI generally and the Index are: crude oil, heating oil, natural gas, unleaded gas, aluminum, copper, nickel, zinc, gold, silver, lean hogs, live cattle, corn, soybean, soybean meal, soybean oil, wheat, coffee, cotton and sugar. The LBCI and Index each contain four major sectors: energy, metals, agriculture, and livestock. Within metals, there are additional subsectors for industrial metals and precious metals. Within agriculture there are subsectors for grains and softs.

Index Contract Weighting and Rebalancing

The principal difference between the LBCI and the Index lies in the manner in which the Index Contracts are weighted within the respective indices (liquidity-based weightings in the general LBCI versus equal weightings in the Index) and the frequency with which the indices are rebalanced (one annual rebalancing for the general LBCI versus 12 monthly rebalancings for the Index). These differences are discussed in greater detail below.

Weightings

As discussed in “The Lehman Brothers Commodity Index” below, each Index Contract included in the general LBCI in a given year is assigned an initial, or “target”, weighting at the start of each year, based on its average daily liquidity (determined by the average daily dollar volume of contacts traded, or the average daily dollar volume of contracts traded (the “DVCT”), over the prior three years) as of the previous November 30th, relative to the liquidity of the other Index Contracts (i.e., the sum of the DVTCs for all Index Contracts included in the LBCI that year).

By contrast, each of the 20 Index Contracts included in the Index is assigned an equal initial target weighting of 5% (rather than a weighting based on relative liquidity), which 5% initial weightings are achieved by assigning an equal, and constant, DVCT to each Index Contract.

As a result of the different weighting methodologies, the Index and the general LBCI will have significantly different sector and individual Index Contract initial weightings. For instance, the liquidity-based 2007 initial weightings in the general LBCI resulted in sector and sub-sector weights of 55.85% in energy, 16.91% in industrial metals and 8.60% in precious metals (a combined 25.51% in the metals sector), 12.14% in grains and 3.63% in softs (a combined 15.80% in the agriculturals sector), and 2.87% in livestock. By contrast, the Index has initial sector and sub-sector weights of 20% in energy, 20% in industrial metals and 10% in precious metals (a combined 30% in the metals sector), 25% in grains and 15% in softs (a combined 40% in the agricultural sector) and 10% in livestock. As a result, the general LBCI is much more concentrated than the Index in energy, while the Index is much more concentrated than the general LBCI in grains, softs and livestock.

Within sectors, individual Index Contract weightings can also vary significantly between the general LBCI and the 5% initial weightings in the Index. For example, in the energy sector the initial 2007 weightings in the general LBCI for crude oil and natural gas were 29.04% and 13.28%, respectively, while in the agricultural sector the initial 2007 weightings in the general LBCI for soybean oil and cotton were 0.95% and 0.90%, respectively; the initial target Index weightings for each of these Index Contracts is 5%.

For the full list of 2007 initial Index Contract weightings in the general LBCI, see “Figure 2. Initial Annual LBCI Weights Since 2001” in “Description of The Lehman Brothers Commodity Index— Calculating Commodity Liquidity Factors and LBCI Weights” below.

Rebalancing

The general LBCI is rebalanced annually at the beginning of each year to the target weights that are set on November 30th of the previous year. In this rebalancing, the DVCT for each Index Contract as of the previous November 30th is converted into a commodity liquidity factor for that Index Contract, based on its settlement price as of the second LBCI Business Day (as defined below) of the year. The annual rebalancing is implemented by switching from the previous year’s liquidity factor to the current year’s liquidity factor in 20% daily increments during the five-day January LBCI roll period. After the January roll period, the liquidity factor for each Index Contract in the general LBCI is held constant until the next annual re-balancing. For further detail on the Index Contract weighting and rebalancing for the general LBCI, see “The Lehman Brothers Commodity Index—Calculating Commodity Liquidity Factors” below. Though the liquidity factor remains constant, daily LBCI weightings will adjust throughout the year with the price movements of the underlying Index Contracts (i.e., price appreciation in an Index Contract will increase the weight of that Index Contract in the LBCI).   For the a list of Index Contract weightings in the general LBCI at July 31, 2007, see “Figure 3. LBCI Daily Weights at July 27, 2007” in “Description of The Lehman Brothers Commodity Index— Calculating Commodity Liquidity Factors and LBCI Weights” below.

By contrast, because the daily weightings in the Index will also move away from the equal 5% initial target weightings due to Index Contract price movements, the Index is rebalanced every month to minimize the impact of these market fluctuations. On the second LBCI Business Day of each month, the equal DVCTs for each Index Contract are converted into a liquidity factor for the Index Contracts by dividing each equal DVCT by the settlement price of the Index Contract on that second LBCI Business Day. These monthly liquidity factors are then implemented in the calculation of the Index during each monthly roll period, following the same methodology used to switch to the new liquidity factors in the LBCI’s annual rebalancing in January. After each monthly roll period, the liquidity factor for each Index Contract in the Index is held constant until the next monthly rebalancing.

Calculation of the Daily Index Level

Like the general LBCI Excess Return, the Index is an excess return index, which reflects the combined return of spot price movements in the Index Contracts and roll yield associated with those Index Contracts. For a discussion of the calculation of excess returns, including the impact of roll yields, see “The Lehman Brothers Commodity Index—LBCI Return Calculations”.

The Index Level for each LBCI Business Day is published daily on Bloomberg page “LBEWER <Index> <Go>”, Reuters page “LEH/COMMJ” and LehmanLive.

Other Characteristics of the Index

Except as discussed above under “—Index Contract Weighting and Rebalancing”, the Index is equivalent in all respects to, and follows the same methodologies as, the general LBCI Excess Return, including as to the Index Contract calendar and roll schedule, monthly roll periods, performance calculation and disruption events. For further information on these characteristics and methodologies, see “The Lehman Brothers Commodity Index” below.

THE LEHMAN BROTHERS COMMODITY INDEX

Overview

Lehman Brothers Inc. launched the Lehman Brothers Commodity Index (“LBCI”), which includes the LBCI Total Return and LBCI Excess Return (see “—LBCI Return Calculations” below) on July 1, 2006.  The LBCI is a rules-based index of commodities futures that uses liquidity as the primary criterion for commodity selection and weights.  The LBCI includes commodities with an average daily dollar trading volume exceeding $250 million (or $1 billion for industrial metals traded on the London Metals Exchange) over the previous three years as of November 30. The LBCI currently is composed of the prices of 20 exchange-traded futures contracts (the “Index Contracts”) on physical commodities.  A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.  For general description of the commodity future markets, please see “The Commodity Futures Markets” below.  The commodities currently included in the LBCI are: crude oil, heating oil, natural gas, unleaded gas, aluminum, copper, nickel, zinc, gold, silver, lean hogs, live cattle, corn, soybean, soybean meal, soybean oil, wheat, coffee, cotton and sugar.

The LBCI contains four major sectors: energy, metals, agriculture, and livestock. Within metals, there are additional subsectors for industrial metals and precious metals. Within agriculture there are subsectors for grains and softs. Each of these sector indices represents the liquidity weighted returns of its commodity components.

The LBCI Total Return is a total return index, reflecting the combined returns associated with the changes in price of the underlying Index Contracts together with the “roll yields” for those Index Contracts (together, the “excess return”), together with the interest return on a hypothetical fully collateralized investment in the Index Contracts.  The LBCI Excess Return, by contrast, is an excess return index, reflecting the excess return associated with the underlying Index Contracts without any return on collateral.  For a description of calculation of the excess return and total return, see below under “—LBCI Return Calculations”.  Lehman Brothers Inc. has also developed and calculates a number of sub-indices representing components of the LBCI, as well as certain variations of the LBCI or its sub-indices reflecting weightings of the component Index Contracts that are different than the annual weighting assigned of the LBCI generally (or the sub-indices of the LBCI).

The LBCI, including the LBCI Total Return, the LBCI Excess Return, each LBCI sub-index and any variations of the LBCI or its sub-indices, is a proprietary index that Lehman Brothers Inc. developed and calculates.  The methodology for determining the composition and the weighting of the LBCI and for calculating its value is subject to modification by Lehman Brothers Inc. at any time.  Initial LBCI returns are published once between 4:00 p.m. and 6:00 p.m. (New York City time) on each LBCI Business Day (as defined below) for the LBCI and its components.  When final closing prices are published for each Index Contract on their respective exchanges, the daily returns will be finalized. The final LBCI level for each LBCI Business Day is published at such time on Bloomberg page “LBCI”, Reuters page “LEH/COMMA” and LehmanLive.  Index levels for the LBCI Excess Return, the LBCI Total Return and certain LBCI sub-indices can also be obtained from the official website of Lehman Brothers at http://www.lehman.com/LL_S/public/publicsite/bondindex.html. The Issuer is not incorporating by reference herein the website or any material included in the website.

An “LBCI Business Day” will follow the New York Mercantile Exchange (NYMEX) holiday calendar and the LBCI will only be published on days when the NYMEX is open for trading (including half days). On those days when any other exchange (LME, CBOT, CME, and NYBOT) is closed and the NYMEX is open, Lehman Brothers Inc. will use data for the affected Index Contract(s) from the previous available business day on which such exchange(s) was open for LBCI calculations. On days when the NYMEX is closed and other exchanges are open, returns will be reflected on the next day when the NYMEX is open. Contract roll schedules will reflect the NYMEX calendar for all commodities. If there is a NYMEX holiday before or during a roll period, the scheduled roll will be pushed forward to the next LBCI Business Day.

Lehman Brothers Inc. and its affiliates actively trade futures contracts and options on future contracts on the commodities that underlie the LBCI, as well as commodities, including commodities represented by the Index Contracts.  For information about how this trading may affect the value of the LBCI, see “Risk Factors—Trading and other transactions by affiliates of Lehman Brothers Holdings Inc. and others in the Index Contracts and the commodities underlying the Index Contracts may affect the level of the Index.”

Commodity Selection and Weights

LBCI composition and weights are reset annually each January to reflect updated historical commodity contract liquidity data as of November 30 of the previous year. In addition, Lehman Brothers Inc. will also calculate and publish the projected liquidity factors and LBCI weights throughout the year using the trailing three-year average daily volume as of that day. This timeframe enables the LBCI to be constructed using more recent liquidity data while still giving investors sufficient time to prepare for the LBCI rebalancing.

Quantifying Commodity Liquidity

The LBCI components are both selected and weighted based on historical commodity futures liquidity. For LBCI purposes, liquidity is derived from the exchange reported trading volume of non-financial commodities futures. To make a meaningful comparison across commodity markets, Lehman Brothers Inc. calculates a trailing three-year average of the average daily dollar volume of contracts traded (DVCT) for all commodities that may be eligible for the LBCI. Converting published volumes from each of the exchanges into a daily dollar value allows for direct comparisons of liquidity across exchanges in a common metric. Daily calculations over a three-year period capture intra-month liquidity changes while offering a historical perspective that reflects the seasonality and cyclicality of different markets and maintains LBCI stability.

For each commodity Lehman Brothers Inc. calculates a DVCT using the following steps:

1.               Identify contract-specific trading volumes and closing prices as reported daily by each global futures exchange. All futures expirations of a standardized contract with trading activity are included in the calculation. If volumes are not published for specific settlement dates in the future, Lehman Brothers Inc. will use the aggregated volumes published for each contract across all settlement dates.

2.               To derive the DVCT of a contract: multiply the closing price of that contract times (A) the daily reported trading volume of that contract and (B) the fixed number of units in which each contract is denominated.

3.               Aggregate the daily values derived in step 2 for all settlement dates of that contract to determine the summed daily dollar volume traded for the entire commodity contract.

4.               Average the daily dollar volume traded in step 3 over the trailing three-year period to calculate a trailing three-year average daily DVCT.

Selecting Commodities for the LBCI Based on Liquidity

To be eligible for the LBCI, a commodity must meet a minimum liquidity threshold based on trading volume in the past three years. Commodity liquidity is evaluated across all contracts and settlement dates on the various global commodity futures exchanges for commodities that may be eligible for the LBCI.

•                  Commodities with an average daily dollar trading volume exceeding $250 million over the previous three years as of November 30 are eligible for inclusion in the LBCI (except industrial metals traded on the London Metals Exchange (LME), which will require a minimum average daily trading volume of $1 billion because of differences in their method for reporting volumes compared with other exchanges).

•                  LBCI-eligible commodities will remain in the LBCI until their average daily dollar volume traded over the previous three years as of November 30 drops below $200 million ($800 million for LME metals). This will help maintain LBCI compositional stability and prevent commodities from exiting the LBCI for a year just to re-enter at the beginning of the next year if they are at or near the $250 million ($1 billion) threshold.

•                  Only the largest contract per commodity based on liquidity will be LBCI-eligible. For example, the largest crude oil contract, West Texas Intermediate Crude Oil, which trades on the NYMEX, will be the Index Contract for crude oil while Brent Crude, which trades on the Inter Continental Exchange (ICE), will not, despite the fact that both contracts meet the LBCI liquidity requirement.

•                  If the LBCI-eligible contract of a particular commodity is discontinued or substituted in the market by a different contract as a result of external factors such as government regulations, Lehman Brothers Inc. may substitute the new contract as the Index Contract in between LBCI rebalancing dates after providing advanced notice to LBCI users.

•                  Commodities that are considered to be derivatives or downstream products created from other LBCI-eligible commodities are treated as separate commodities as long as they have sufficient market liquidity and are evaluated for LBCI eligibility on a stand-alone basis. For example, soybeans, soybean meal, and soybean oil are treated as separate commodities and will each be LBCI-eligible if their respective liquidity exceeds $250 million daily. The same holds true for crude oil and its downstream products of heating oil and unleaded gasoline.

•                  Only U.S. dollar-denominated contracts are currently LBCI-eligible. Alternate versions of the LBCI that may substitute or add non-U.S. dollar contracts are planned for future development.

•                  The LBCI contains 20 commodities that qualified for inclusion, each with its single associated Index Contract (see Figure 1 below). Commodities that did not meet the minimum liquidity threshold but are represented in other major indices include cocoa, lead, and feeder cattle.

Figure 1.  LBCI Eligible Commodities and Contracts for 2007

Commodity	Contract Used in LBCI	Exchange	Ticker	USD Denominated Futures Contracts Greater than $250m DVCT Not Currently Eligible for LBCI
Crude Oil	West Texas Intermediate	NYMEX	CL	Brent Crude (IPE)
Heating Oil	Heating Oil	NYMEX	HO	Gasoil (IPE)
Natural Gas	Henry Hub	NYMEX	NG
Unleaded Gas	RBOB	NYMEX	XB	HU RFG (used prior to July 1, 2006)
Aluminum	High Grade Aluminum (London)	LME	LA	Alloy (LME), Aluminum (COMEX)
Copper	Copper (London)	LME	LP	Copper (COMEX)
Nickel	Primary Nickel (London)	LME	LN
Zinc	High Grade Zinc(London)	LME	LX
Gold	Gold (New York)	COMEX	GC	Gold (CBOT)
Silver	Silver (New York)	COMEX	SI	Silver (CBOT)
Lean Hogs	Lean Hogs	CME	LH
Live Cattle	Live Cattle	CME	LC
Corn	Corn	CBOT	C
Soybean	Soybean	CBOT	S
Soybean Meal	Soybean Meal	CBOT	SM
Soybean Oil	Soybean Oil	CBOT	BO
Wheat	Wheat (Chicago)	CBOT	W	Kansas (KCBOT), Minneapolis (MGE)
Coffee	Coffee ‘C’	NYBOT	KC	Arabica (BMF), Robusta (LIFFE)
Cotton	Cotton No. 2	NYBOT	CT
Sugar	Sugar No. 11	NYBOT	SB	Sugar No. 14 (NYBOT)

Source:             Lehman Brothers Inc., 2007

Commodity Weightings

Once the list of LBCI-eligible contracts has been determined, each commodity will be re-weighted in the LBCI at the start of each year (implemented during the January roll period) using its average daily liquidity as of the previous November month-end. Average daily liquidity as of November 30 is converted into a commodity liquidity factor (based on contract closing prices as of the second LBCI Business Day of the year) that is held constant for each commodity after the January roll period. Though the liquidity factor remains constant, daily LBCI weightings will adjust throughout the year with the price movements of the underlying Index Contracts (i.e., price appreciation in an Index Contract will increase the weight of that Index Contract in the LBCI).

•                  Each Index Contract will be weighted in the LBCI in proportion to its liquidity relative to the other Index Contracts. Volumes for Index Contracts traded on the LME are divided by two to more accurately reflect the liquidity of the metals represented by these Index Contracts relative to other LBCI-eligible commodities.

•                  If a commodity does not have liquidity data for the full three-year period as of November month-end, average daily liquidity will be used for the data points that do exist, provided that the time series is longer than one year. If an Index Contract was substituted for a different Index Contract for that commodity, the previous Index Contract’s historical liquidity may also be considered to determine LBCI weights for that commodity.

•                  There will be no caps or floors on a particular commodity or sector weighting based on liquidity.

•                  LBCI weights will be published daily. In addition, Lehman Brothers Inc. will also calculate projected LBCI weights for the following year using the trailing three-year average daily volume as of that day. On November 30, this projected weight will become the initial weight for the following year. Figure 2 under “—Calculating Commodity Liquidity Factors and LBCI Weights—Introducing and Removing Commodities” below shows the evolution of commodity and sector LBCI weights since 2001.

Calculating Commodity Liquidity Factors and LBCI Weights

The two components used to calculate a commodity’s daily LBCI weight are its liquidity factor and the price of the relevant Index Contract. While a commodity’s Index Contract price changes daily based on movements in the futures markets, its liquidity factor, or “amount outstanding”, is reset only once a year based on its trailing three-year historical contract liquidity.

The liquidity factor is a derived number equivalent to the relative amount of each commodity needed to achieve the liquidity-based weightings set forth by the LBCI rules. It is not a direct measure of trading volume or market liquidity. It is calculated by dividing the average daily dollar value of contracts traded as of November 30 of the previous year (which determines the beginning of year LBCI weights) by the closing prices of each Index Contract as of the second LBCI Business Day of the new calendar year. For a given commodity contract, the formula for liquidity factor is:

Liquidity Factor	=	DVCT Prev Nov ME
Price 2nd Business Day

Where:	DVCT Prev Nov ME, i = Trailing three-year average dollar value of contracts traded for LBCI eligible contract i as of November 30 of the previous year.

Price 2nd Business Day = Prompt contract closing price of Index Contract for commodity i, as of the second LBCI Business Day of the year.

Rebalancing Liquidity Factors

Annual LBCI rebalancing is implemented during the January LBCI roll period. This occurs by switching from the previous year’s liquidity factor to the current year’s liquidity factor in 20% daily increments during the five-day roll period. Rebalancing over a five-day roll period maintains LBCI stability by not causing a major LBCI re-weighting on a single LBCI Business Day. Liquidity factors for each year will be announced at the end of the second LBCI Business Day of that year.

On the first through fifth LBCI Business Day of each year, the liquidity factor for each commodity will be the previous year’s liquidity factor. On the sixth through ninth LBCI Business Days of the January roll period, the liquidity factor will be a weighted combination of the previous year’s and current year’s liquidity factors. From the tenth LBCI Business Day forward, the LBCI will use the current year’s liquidity factor. Once 100% of the new liquidity factor is used for LBCI weightings, the annual rebalancing has been completed. Daily LBCI weights will then reflect both the rebalanced component weights and the daily price movements that have since occurred.

The following two tables show the hypothetical yearly initial weights for the LBCI, which was launched on July 1, 2006, over the period starting from January 1, 2001 until July 1, 2006, and actual initial LBCI weights as of July 1, 2006, as well as the daily weightings for the LBCI at July 31, 2007. Neither the daily weightings nor the hypothetical and actual historical initial weights presented below are necessarily indicative of the future initial or daily weightings of any particular Index Contract, commodity or sector in the LBCI.

Figure 2. Initial Annual LBCI Weights Since 2001

Sector & Commodity Selection			Initial Annual LBCI Weights (as of January 1, unless otherwise specified)
Sector/Commodity	Contract	Exch.	2007	Jul 1, 2006	2006	2005	2004	2003	2002	2001
Energy			55.85%	51.02%	56.17%	52.12%	51.21%	50.77%	46.81%	40.31%
Crude Oil	West Texas Intermediate	NYM	29.04%	27.48%	26.65%	23.49%	22.19%	22.38%	20.81%	17.67%
Natural Gas	Henry Hub Natural Gas	NYM	13.28%	7.98%	14.63%	15.06%	15.91%	15.27%	13.74%	11.99%
Unleaded Gas	NY Harbor/RBOB (1)	NYM	6.11%	8.13%	7.54%	7.05%	6.84%	6.79%	6.27%	5.38%
Heating Oil	No. 2 Heating Oil NY	NYM	7.42%	7.43%	7.35%	6.52%	6.28%	6.33%	5.99%	5.28%
Metals			25.51%	30.10%	22.77%	24.47%	25.24%	26.19%	28.92%	32.13%
Industrial Metals			16.91%	20.11%	14.12%	16.08%	18.12%	20.25%	22.19%	23.84%
Aluminum	High Grade Primary Aluminum	LME	5.10%	4.54%	4.29%	6.11%	8.10%	9.12%	9.65%	9.94%
Copper	Copper - Grade A	LME	8.10%	10.50%	6.68%	6.78%	6.95%	7.52%	8.25%	8.71%
Nickel	Primary Nickel	LME	1.60%	2.23%	1.55%	1.58%	1.48%	1.83%	2.21%	2.70%
Zinc	Special High Grade Zinc	LME	2.12%	2.83%	1.60%	1.60%	1.59%	1.78%	2.09%	2.49%
Precious Metals			8.60%	10.00%	8.64%	8.40%	7.11%	5.94%	6.73%	8.29%
Gold	Gold	CMX	6.63%	7.65%	6.83%	6.70%	5.67%	4.49%	4.88%	5.83%
Silver	Silver	CMX	1.97%	2.34%	1.81%	1.70%	1.44%	1.45%	1.85%	2.46%
Agricultural			15.8%	16.54%	18.22%	20.55%	20.35%	19.75%	20.66%	23.97%
Grains			12.14%	13.40%	14.62%	17.17%	17.01%	16.17%	16.30%	18.36%
Soybeans	Soybeans	CBT	5.19%	5.76%	6.88%	7.89%	7.31%	6.59%	6.73%	7.88%
Corn	Corn	CBT	2.99%	3.24%	3.06%	3.66%	3.83%	3.98%	3.98%	4.34%
Soybean Meal	Soybean Meal	CBT	1.37%	1.48%	1.86%	2.30%	2.38%	2.30%	2.28%	2.37%
Wheat	Chicago	CBT	1.64%	1.73%	1.60%	1.86%	2.03%	2.02%	2.00%	2.04%
Soybean Oil	Soybean Oil	CBT	0.95%	1.18%	1.21%	1.47%	1.45%	1.28%	1.31%	1.73%
Softs			3.63%	3.14%	3.61%	3.38%	3.34%	3.58%	4.36%	5.61%
Coffee	Coffee “C”	NYBOT	1.36%	1.16%	1.43%	1.27%	1.15%	1.30%	1.76%	2.31%
Cotton	Cotton #2	NYBOT	0.90%	0.95%	1.11%	1.20%	1.27%	1.28%	1.53%	2.08%
Sugar	World Sugar #11	NYBOT	1.37%	1.03%	1.06%	0.90%	0.92%	1.00%	1.07%	1.22%
Livestock			2.87%	2.34%	2.84%	2.86%	3.21%	3.30%	3.60%	3.59%
Live Cattle	Live Cattle	CME	1.82%	1.43%	1.88%	1.99%	2.35%	2.33%	2.49%	2.48%
Lean Hogs	Lean Hogs	CME	1.05%	0.91%	0.96%	0.87%	0.86%	0.97%	1.11%	1.11%

		Total	100%	100%	100%	100%	100%	100%	100%	100%

Source:                   Lehman Brothers Inc., 2007

(1)             NY Harbor RFG Contract used until July 1, 2006; RBOB contract used thereafter.

Figure 3. LBCI Daily Weights at July 31, 2007

Sector & Commodity Selection			Daily LBCI Weights at July 31, 2007
Sector/Commodity	Contract	Exch.	2007
Energy			59.25%
Crude Oil	West Texas Intermediate	NYM	33.14%
Natural Gas	Henry Hub Natural Gas	NYM	10.82%
Unleaded Gas	NY Harbor/RBOB (1)	NYM	7.01%
Heating Oil	No. 2 Heating Oil NY	NYM	8.28%
Metals			23.54%
Industrial Metals			16.08%
Aluminum	High Grade Primary Aluminum	LME	4.14%
Copper	Copper - Grade A	LME	9.28%
Nickel	Primary Nickel	LME	1.49%
Zinc	Special High Grade Zinc	LME	1.17%
Precious Metals			7.46%
Gold	Gold	CMX	5.84%
Silver	Silver	CMX	1.62%
Agricultural			14.55%
Grains			11.66%
Soybeans	Soybeans	CBT	5.34%
Corn	Corn	CBT	2.18%
Soybean Meal	Soybean Meal	CBT	1.29%
Wheat	Chicago	CBT	1.80%
Soybean Oil	Soybean Oil	CBT	1.05%
Softs			2.89%
Coffee	Coffee “C”	NYBOT	1.01%
Cotton	Cotton #2	NYBOT	0.87%
Sugar	World Sugar #11	NYBOT	1.02%
Livestock			2.66%
Live Cattle	Live Cattle	CME	1.60%
Lean Hogs	Lean Hogs	CME	1.06%

		Total	100.00%

Source:   Lehman Brothers Inc., 2007

Introducing and Removing Commodities

As time progresses the LBCI will experience some turnover in the list of eligible commodity contracts. If a new contract becomes eligible or ceases to be eligible at the end of November based upon trailing three-year daily average liquidity, then it will enter or exit during the January weighting roll period.

LBCI Return Calculations

Types and Sources of LBCI Returns from Long Futures Positions

A long position in a commodity futures contract generates returns from change in the spot price of the commodity, roll yield and collateral interest.  Accordingly, three main types of returns are calculated for the LBCI:

•                  Spot return — the returns associated with the percentage of the underlying Index Contracts used to price the LBCI before any contract rolling has occurred.

•                  Excess return — the combined returns associated with the changes in price of the underlying Index Contracts together with the “roll yields” for those Index Contracts; and

•                  Total return — the excess return plus the return on the collateral that has to be posted as margin against the futures positions.

Lehman Brothers Inc. calculates both excess and total returns on the LBCI and its components on a daily basis.

Spot Returns

Spot returns, which reflect changes in commodity spot prices, are fairly straightforward. If the LBCI is long wheat and the spot price of wheat appreciates then a positive return will accrue.  Thus, on any LBCI Business Day in a month other than a day during a roll period for an Index Contract, or in a month in which no roll is scheduled to occur for that Index Contract, the level of the LBCI will reflect the increase or decrease (in proportion to the relative weighting of the Index Contracts in the LBCI, as described in “—Commodity Selection and Weights” above) in the price of each then-active (prompt) Index Contract relative to the previous day’s closing price for that prompt Index Contract.

Excess Returns

The “excess returns” of the LBCI are the combined return of spot price movements and “roll yield” associated with the rolling of Index Contracts, as discussed in “—Commodity Roll Mechanics” below.  The roll yield generated depends on the pricing of longer-dated futures contracts relative to nearby futures and spot commodity prices. When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation. When the opposite is true and longer contracts are priced higher, the market is in contango. Positive roll yield is generated in backwardated markets when higher priced spot or near-term futures contracts are “sold” to “buy” lower priced longer-dated contracts. Negative roll yield occurs in contangoed markets when lower priced spot or near-term futures contracts are “sold” to “buy” higher priced longer-dated contracts. Accordingly, when the market for an Index Contract is in backwardation, the roll yield for a month in which that Index Contract is rolled will be positive and therefore serve to increase the level of the LBCI relative to what it would have been based solely on the spot price movements in the Index Contract.  Conversely, when the market for an Index Contract is in contango, the roll yield for a month in which that Index Contract is rolled will be negative and therefore will decrease the level of the LBCI.

Total Returns

The third source of return from a long futures position comes from collateral posted as margin. A fully collateralized futures position posts the full investment as margin, which is then invested in money market or other similar cash instruments that generate a return.  For the LBCI, total returns are calculated by adding a Treasury Bill return (compounded daily) to the excess returns described above to represent the total return earned by a fully collateralized futures position.

Daily Treasury Bill returns are compounded from the previous Index Business Day.  If the current Index Business Day is more than one calendar day from the previous Index Business Day, the Treasury Bill return will be calculated and compounded for those additional days.  For each calendar day during the Index calculation period, collateral will earn a daily Treasury Bill return as specified below. If there is more than one calendar day in the calculation period this return will be compounded for the number of days in the period.

3-Month Treasury Bill Return Daily	=	﴾	1	﴿	1/91
1 – (91/360) * HR t–1

Where: HR t–1 = for any LBCI Business Day, the 91-day auction high rate for  U.S. Treasury Bills announced by the U.S. Department of the Treasury and reported under the heading “High Rate” on Telerate page 56, or any successor page, on the most recent of the weekly auction dates prior to such LBCI Business Day.  The high rate is generally available on Monday afternoons (if not a holiday), and as a result the high rate for each week will generally first be used in that weeks’s return calculations beginning on Tuesday.

Commodity Roll Mechanics

A fundamental characteristic of the LBCI, like other commodity indices, is that as a result of being comprised of futures contracts, the LBCI has to be managed to ensure it does not take delivery of the commodities in question. This is achieved through the commodity roll mechanics under which the Index Contracts underlying the LBCI are rolled forward to a new contract date during the month as they approach their settlement date. Therefore, at the contract level, there are up to two Index Contracts that can contribute to LBCI returns during the month: the prompt (nearby) contract and the prompt + 1 (next nearby) contract into which it is rolled.

During any month in which an the Index Contract is scheduled to roll, the roll period will begin at the end of the fifth LBCI Business Day in that month and last for five LBCI Business Days.  During the roll period, the hypothetical position in the Index Contract is gradually shifted from the prompt Index Contract to the prompt + 1 Index Contract (i.e., the Index Contract with the next nearest expiration) in 20% daily increments.  The daily price of the Index Contract during the roll period, as well as the previous day’s price of the Index Contract against which the appreciation or depreciation of the daily Index Contract price is measured, therefore will each be a composite price of the then-current prompt Index Contract and the prompt + 1 Index Contract weighted by the percentage that has been rolled at the end of the previous LBCI Business Day.  Accordingly, during the roll period for a given Index Contract, the returns for that Index Contract are calculated as follows:

•                  On the fifth LBCI Business Day of the relevant month, Index Contract excess returns will reflect 100% of the price movements of the prompt contract.  At the end of that fifth LBCI Business Day, 20% of the prompt contract will be rolled to the prompt + 1.

•                  At the beginning of the sixth LBCI Business Day in that month, the excess returns on the Index Contract will reflect a contract “basket” containing 80% of the prompt contract and 20% of the prompt + 1 at the start of that day. Excess returns will be calculated on this “basket”. At the end of that sixth LBCI Business Day, an additional 20% is rolled.

•                  For the seventh LBCI Business Day, the “basket” will consist of 60% prompt / 40% prompt + 1.

•                  For the eighth LBCI Business Day, the “basket” will consist of 40% prompt / 60% prompt + 1.

•                  For the ninth LBCI Business Day, the “basket” will consist of 20% prompt / 80% prompt + 1.

•                  At the end of the ninth LBCI Business Day of the relevant month, the prompt contract will have been fully rolled into the prompt + 1, which then becomes the new prompt until the next roll period.

Returns on an Index Contract on and after the tenth LBCI Business Day in a month in which it is rolled will comprise 100% of the new prompt contract that has just been fully rolled into (which was formerly the prompt + 1 at the start of that month).

Adjustments to the Contract Roll Process

A number of market circumstances can lead to an adjustment in the rolling process. These adjustments occur when it would be difficult to liquidate or establish positions in the market and perform the roll. If any of these market disruption events occurs on any of the days during the roll period, then the proportion of the roll that would have taken place on that day is skipped. For example, if a market disruption event occurs on the first day of the roll, then none of the 80%/20% roll is taken. Instead the 60% / 40% proportion is taken on the next LBCI Business Day. If a market disruption event occurs on that day also, then the roll proportion will be 40% / 60% on the following LBCI Business Day. Two examples of disruption events are:

•                  Commodity reaches a limit price during the last 15 minutes of the trading session — if either the prompt or prompt +1 contract reaches a limit price during the final 15 minutes of regular or rescheduled trading, the roll will be skipped that day.

•                  Trading interrupted or terminated on an exchange — if trading is terminated prior to the expected close of business and does not resume at least 15 minutes prior to the scheduled close, then the roll will be deferred.

If either event occurs, a notice will be posted on LehmanLive indicating the event and reason.

LBCI Contract Calendar

The LBCI Contract Calendar specifies which Index Contracts (by settlement month) are used to calculate LBCI returns for each monthly reporting period. For each calendar month, the LBCI Contract Calendar indicates a prompt contract and, if a given Index Contract is scheduled to be rolled during the month, the prompt + 1 contract.  If a roll is not scheduled, then only the prompt contract is listed (and LBCI returns are calculated solely be reference to the prompt contract).  Contracts are selected to ensure there is sufficient market liquidity in each commodity when calculating LBCI returns.  Monthly contracts for a given commodity that are less liquid and have significantly lower trading volumes relative to other settlement months will be excluded from the LBCI Contract Calendar, and will not be rolled into or included in commodity price calculations.  Annex A hereto shows the LBCI Contract Calendar for 2007, indicating the prompt contracts and, where applicable, the prompt + 1 contracts, for each Index Contract in each calendar month.  The LBCI Contract Calendar for each succeeding year will be published annually on LehmanLive.

THE COMMODITY FUTURES MARKETS

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the Index Contracts are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the LBCI has been comprised exclusively of futures contracts traded on regulated exchanges.

ANNEX A:  2007 LBCI Contract Calendar

Current Active Contract / Next Active Contract by LBCI Reporting Month
Commodity	Contract	Exchange	Ticker	Jan (F)	Feb (G)	Mar (H)	Apr (J)	May (K)	June (M)	July (N)	Aug (Q)	Sep (U)	Oct (V)	Nov (X)	Dec (Z)	Excluded Contracts
Crude Oil	West Texas Intermediate	NYMEX	CL	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Heating Oil	Heating Oil	NYMEX	HO	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Natural Gas	Henry Hub	NYMEX	NG	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Unleaded Gas	NYH RBOB	NYMEX	XB	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Aluminum	High Grade Aluminum	LME	LA	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Copper	Copper	LME	LP	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Nickel	Primary Nickel	LME	LN	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Zinc	High Grade Zinc	LME	LX	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Gold	Gold (New York)	COMEX	GC	G/J	J	J/M	M	M/Q	Q	Q/Z	Z	Z	Z	Z/G	G	V

Silver	Silver (New York)	COMEX	SI	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H	F

Lean Hogs	Lean Hogs	CME	LH	G/J	J	J/M	M	M/N	N/Q	Q/V	V	V/Z	Z	Z/G	G	K

Live Cattle	Live Cattle	CME	LC	G/J	J	J/M	M	M/Q	Q	Q/V	V	V/Z	Z	Z/G	G	K, N

Corn	Corn	CBOT	C	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H

Soybean	Soybean	CBOT	S	H	H/K	K	K/N	N	N/X	X	X	X	X/F	F	F/H	Q, U

Soybean Meal	Soybean Meal	CBOT	SM	H	H/K	K	K/N	N	N/Z	Z	Z	Z	Z/F	F	F/H	V, Q

Soybean Oil	Soybean Oil	CBOT	BO	H	H/K	K	K/N	N	N/Z	Z	Z	Z	Z/F	F	F/H	V, Q

Wheat	Wheat (Chicago)	CBOT	W	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H

Coffee	Coffee ‘C’	NYBOT	KC	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H

Cotton	Cotton No. 2	NYBOT	CT	H	H/K	K	K/N	N	N/Z	Z	Z	Z	Z	Z/H	H	V

Sugar	Sugar No. 11	NYBOT	SB	H	H/K	K	K/N	N	N/V	V	V	V/H	H	H	H

Source: Lehman Brothers, 2007

Notes:

•                  Each month that a commodity has two letters listed will have the prompt contract rolled to the prompt + 1 contract for that commodity. Using Crude Oil as an example, the prompt contract at the start of the January is the G (February) contract and the prompt + 1 contract is the H (March) contract. From the fifth through the ninth LBCI Business Day, 20% of the G contract will be rolled daily into the H contract.

•                  If a commodity only has one letter listed for an LBCI Reporting Month, there will be no contract roll that month. For example, during February, the prompt gold contract is the J (April) contract. It will not be rolled during the month.

•                  Prior to July 1, 2006, the active Unleaded Gas Contract was the RFG (Ticker: HU) contract. As of July 1, 2006, the active contract is the RBOB (Ticker: XB)